Exhibit 12.2

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED STOCK DIVIDENDS(1)

	Year Ended December 31,
(Dollars in millions)	2013	2012	2011	2010	2009
Ratio (including interest expense on deposits):
Earnings:
Income from continuing operations before income taxes	$6,417	$5,035	$4,587	$4,330	$1,336
Fixed charges	1,796	2,377	2,251	2,903	2,975
Equity in undistributed loss of unconsolidated subsidiaries	154	127	112	49	60

Earnings available for fixed charges, as adjusted	$8,367	$7,539	$6,950	$7,282	$4,371

Fixed charges:
Interest expense on deposits and borrowings	$1,792	$2,375	$2,246	$2,896	$2,967
Interest factor in rent expense	4	2	5	7	8

Total fixed charges	$1,796	$2,377	$2,251	$2,903	$2,975
Preferred stock dividend requirements(3)	77	20	—	—	188

Total combined fixed charges and preferred stock dividends	$1,873	$2,397	$2,251	$2,903	$3,163

Ratio of earnings to combined fixed charges and preferred stock dividends	4.47	3.15	3.09	2.51	1.38
Ratio (excluding interest expense on deposits):
Earnings:
Income from continuing operations before income taxes	$6,417	$5,035	$4,587	$4,330	$1,336
Fixed charges	555	974	1,064	1,438	882
Equity in undistributed loss of unconsolidated subsidiaries	154	127	112	49	60

Earnings available for fixed charges, as adjusted	$7,126	$6,136	$5,763	$5,817	$2,278

Fixed charges:
Interest expense on borrowings(2)	$551	$972	$1,059	$1,431	$874
Interest factor in rent expense	4	2	5	7	8

Total fixed charges	$555	$974	$1,064	$1,438	$882
Preferred stock dividend requirements(3)	77	20	—	—	188

Total combined fixed charges and preferred stock dividends	$632	$994	$1,064	$1,438	$1,070

Ratio of earnings to combined fixed charges, excluding interest on deposits, and preferred stock dividends	11.28	6.17	5.42	4.05	2.13

(1)

On February 27, 2009, we acquired CCB On February 17, 2012, we acquired ING Direct. On May 1, 2012, we closed the 2012 U.S. card acquisition. Each of these transactions was accounted for under the acquisition method of accounting, and their respective results of operations are included in our results from each respective transaction date.

(2)

Represents total interest expense reported in our consolidated statements of income, excluding interest on deposits of $1.2 billion, $1.4 billion, $1.2 billion, $1.5 billion, and $2.1 billion for the years ended December 31, 2013, 2012, 2011, 2010, and 2009, respectively.

(3)

Preferred stock dividends represent pre-tax earnings that would be required to cover any preferred stock dividends requirements, computed using our effective tax rate, whenever there is an income tax provision, for the relevant periods.